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                                                                    EXHIBIT 99.3

                                INFOSYS LIMITED
                                PRESS CONFERENCE
                           JULY 10, 2003 12:45 PM IST

Lady presenter: Good afternoon everybody and welcome to Infosys to discuss the results of the first quarter for the financial year 2003-2004. As is customary, we will start the conference by a presentation jointly run by Nandan Nilekani, CEO, and Kris Gopalakrishnan, COO. After that we will throw the floor open for questions. Please remember to give your name and the name of your organization before you ask the question. May I request you to kindly switch off your cell phones or keep it on the silent mode please. Thank you. Over to you Nandan.

Nandan Nilekani: Good morning and welcome to the presentation for the first quarter ending June 30, 2003. This is a safe harbor clause, which talks about how to view any forward-looking statements that we make. I will talk about the financial performance, then I will request my colleague Kris to speak on operational performance, client acquisition, and HR, capex, and Progeon, and I will come back and update you on our outlook for the future as well as a summary of the proceedings.

On the financial performance, on Indian GAAP we have seen year-to-year, quarter-to-quarter growth of 41.5% in income and PAT at 28.3%. In US GAAP terms our revenue growth is 49.2%, and net income growth is 36.0%. So you can see that the rupee appreciation is having an impact in percentage growth terms and we expect that over the year the rupee appreciation will have an impact of about 100 Crores on our revenues, that is about 2%.

The new clients added are about 22, which is pretty much on par with the kind of new client additions that we have had. Repeat business is about 97.8%, lot of growth with our existing customers. In terms of our employees, we added a gross addition of 2175 employees, and a net addition of 1739 employees, and the total number of employees as of the period ending June 30th is now at 17,095. This gross addition of 2175 employees is the highest in our history in any given quarter.

From Indian GAAP total income for the quarter has been at 1081 Crores, and the PAT from ordinary activities is at 278 Crores. The total balance sheet size is at 3139 Crores, and cash and cash equivalents are at 1726 Crores.

In terms of the region wise we have seen the quarter lot of the business coming from North America, at 74.7%, Europe has come down from 18.7% to 17.4% on a quarterly basis, and the rest of the world..., but as you know we generally look at this on a trend basis rather than a quarter basis.

Now with this I will request Kris to go through the operational performance, capex, Progeon, and other matters, and I will come back at the end. Thank you.

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Kris Gopalakrishnan: Good morning everyone. Our utilization including trainees is about 77.3% and excluding trainees is 83.9%. So, excluding trainees it has gone up to 83.9%, a 1.8% increase.

Fixed-price projects have come down to 35.9% of revenues, and time and material is 64.1%. There has been a shift to offshore and consequently you can see that the offshore revenue has gone up to 45.8 from 44.5, and onsite has come down to 54.2%.

We have 113 million-dollar clients, it has come down slightly from 115 last quarter , but the number of $40 million clients have gone up to three, the number of $30 million clients have gone up to four, and the top client contribution is 5.7%, it has declined, which is good, and the top 5 clients contributed 23.7, it has also declined; top 10 client contribution has also declined, which is also good, because we are de-risking the business.

The software revenues in US dollar terms grew by 7.7%, this comprises of a volume growth of 9.6% and a price decline of 1.9% as compared to the quarter ended March 31, so the volume has been good.

There were 22 new clients added this quarter. Some examples of the type of work and projects that we are doing, for a global banking enterprise, we are doing a sourcing strategy for reducing cost, improving the efficiency of internal operations, and enabling a quicker response to business needs for its North American operations. So more broad end-to-end kind of work; for a large diversified bank in UK, we have entered into the long-term strategic relationship with Infosys for its IT requirements, again this is going to be a broad relationship. In the enterprise solution space, Infosys and EBSS, which is a Toshiba subsidiary, commenced work on an end-to-end Oracle manufacturing implementation. For a leading manufacture of electronic goods in the Asia-Pacific region, we have completed the role out of a global supply chain management initiative for a worldwide leader in the semiconductor industry for Asia-Pacific and US. In automative and aerospace, we are developing a consolidated requirements management and planning system for one of the automotive clients. In Europe, Infosys is assisting a leading automotive systems supplier, that address simulation of various crash conditions. On the consulting space, we are assisting one of the largest beverage companies in the world in preparing a technology road map for its sales and distribution systems in Asia. We are partnering with an energy company in the US to raise its service levels and to improve its customer-facing processes. And the banking business unit continues to be well, one of the leading banks in Nepal, with its headquarters in Katmandu, signed up with Infosys to deploy Finnacle. A bank in Nigeria, it continues to do well, and here they have chosen the various modules in banking, core banking e-channels, e-corporate etc.

Like Nandan said, the employee strength has crossed 17,000 people with net addition of 1739, of this 2000 people were recruited, 303 were laterals. The number of software professionals, I mean the technical people is 15,623, 516 of this belongs to the banking business unit. In terms of capital expenditure, we incurred 58.38 Crores and we have today capacity for accommodating 18,700 employees, and an additional 4400 seats is

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under completion. I will ask Akshay Bhargava, CEO of Progeon, to take you through Progeon.

Akshay Bhargava: Thank you Kris. Progeon had a good quarter, last quarter, the revenues were up 24% to 12.87 Crores, gross profit up 6% at 5 Crores, and net income was positive at 0.79 Crores. This was Progeon's second profitable quarter and we continue to lay down the components of building a long-term scalable business. During the quarter, Progeon added two new clients. Both these clients fit our definition of a strategic customer where we feel we can build a long-term relationship. Total employee strength stood at 882, we added 343 people during the quarter, which is the largest number we have added in any quarter, which compares to 113 for the last quarter. I will hand over back to Nandan to continue on outlook for the future.

Nandan Nilekani: What is our outlook for the future? We have projected for the quarter ending September 30, income from software development service and products between 1086 and 1095 Crores; earnings per share between 42 cents and 42.10; and on a consolidated basis between the 1099 and 1109 Crores; and earnings between 42.20 to 42.30. For the year again we have given income growth to about 4420 to 4483 Crores; and earnings per share between 168.20 and 168.50. When we gave our original earnings estimate for the year, last time we had given it between Rs. 161 to 163, so there is a marginal increase in our expectation on earnings per share and a marginal increase in terms of our revenues.

To summarize, I think the strong growth in volume has exceeded our initial expectations. We have had a volume growth of about 12%, we have also had a volume growth on the offshore side, our volume growth for offshore man-month has been at about 15%, where as the onsite man-month has grown only at about 6%, and therefore the offshore-onsite mix has changed by about 1.9%. The revenue productivity decline has been about 0.9% for the onsite work and 0.4% for the offshore work, which is less than the 1% we had assumed for the quarter. On a blended basis, however, the revenue productivity declined by 2.5% and that is because the onshore-offsite mix changed by about 2%. We have also had other benefits of efficiency and expenditure management. We have reduced the number of onsite subcontractors that we have, our subcontractor cost this quarter has come down by about 2.2 million, which give us a net margin benefit of about $500,000. We have improved our utilization of people onsite and reduced the number of people onsite who are non-billable. As I said, our utilizations has gone up form about 82.1% to 83.9%. So, all these things have contributed to improved efficiency and optimization. At the same time, we have used opportunity of this improvement in our efficiency and optimization and the money saved from that in increasing salaries for our employees in India. In fact our salary cost has gone up by about 1.5% and therefore whatever have been the benefits of efficiency, productivity, and expenditure optimization have been ploughed back into making sure that our Indian-based employees get an increase in the salary, so which I think is an important point that we are making that we have used the efficiency to put it back into the system to make sure that our people benefit from that. In effect whatever we are gaining from efficiency and productivity improvement will we put back either for our people or for better solutions for the future and that is the approach

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that we are taking. We have also proactively hedged on our receivables to mitigate the impact of rupee appreciation, in fact if you take the rupee appreciation the gains that we have made on our forward contracts have more than offset the translational losses and the net gain on that is 0.12%. We believe that business opportunities continue to grow, volume growth is there, pricing continues to be a challenge, the economic uncertainty continues, at the same time the effect of war and SARS has gone away, and we think that in spite of the number of increasing global competitors who now have been forced to provide the offshore model, we think our value proposition and our investment in the global delivery model over the last 20 years enables us to create a value proposition, which makes us continued to be strongly differentiated in spite of these increasing competitive pressures. Thank you and now we will be happy to take any questions.

Male Participant: I would like to know sequential revenue, sequential.

Mohandas Pai: Infosys has had a sequential revenue growth of 6.1% in the Indian GAAP and the EPS has grown by 7.4% under Indian GAAP. Consolidated, Infosys has grown by 6.3% and the EPS has grown by 7.4%.

Male Participant: But your volume growth has come down from 12.8 to 9.6.

Mohandas Pai: Yes that is on a blended basis. The reason is that the product sales for banking have come down from $10.2 million to $8.4 million, but as far as services are concerned, we have seen a healthy increase in onsite effort at 6.1% and offshore has gone up by 15.8%. So, overall, if you look at services, our increase has been about 11.8%.

Male Participant: .........anything about the China development and how is it progressing and after the SARS virus, during the SARS virus you have recalled a few employees from the Far East, so how is it progressing. Have you again sent back those employees or how is the expansion plans in Far East and the China developments in..

Srinath Batni: As far as SARS is concerned, many of our employees did not return. We took precautions that they will work from their homes and they do not attend the office there. A few people who had plan to come, they came back here. So there is no question of those people going back etc. As you know that we are working with some customers in China already on a reactive mode, that has continued to grow, and whatever is our future focus on China is going to be implemented quite shortly.

Male Participant: What about the revenue......

Srinath Batni: Those plans are in place and we are going to implement it as and when that happens.

Male Participant: Nandan, looking at the performance, you mean to say the fog has vanished on the windscreen or how do you look at it?

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Nandan Nilekani: I think, lets take a view with relation what we said last time.
From the outside prospective, I think there are two changes, one is that when we met last time on April 10, we had the war, the war got over shortly after that. The second issue was the SARS and the consequential implications of that. That also now is pretty much no longer an issue. So, I think those two things have gone away as issues. However, I think the economy side it continues to be uncertain. There are many schools of thought about growth in the second half of the financial year and as many people who are predicting negative growth as people are predicting positive, so it is typical to take a view on that. I think the pricing continues to be challenging. At the same time, the offshore becoming mainstream, I think that trend has continued and that is why we are seeing the volume growth that is happening. The other couple of things we have to keep in mind are that the unemployment in the US is at 6.4%, which is highest for about 10 years, and unemployment in California is over 8%, and therefore I think there is a certain amount of push back both in terms of visas both L1 as well as H1 visas, as well as you know certain attempts in certain state legislative bodies to bring in bills and ban outsourcing. So, I think we have to look at all these things before we take a call and what we have done is we have done an analysis of all that and based upon that we have been able to sort of estimate our revenue for the year and come out with the slightly enhanced guidance that we have done. I do not know whether what that says about the fog, but that is the status of the business.

Male Participant:........

Nandan Nilekani: No, I think there has been robust growth in North America, which has contributed to that and I think generally we have been saying that you know please do not look at these regional percentages on a quarterly basis I think because one quarter it may go up, may come up, I think it is a trend basis, but by and large I think our North American business has been robust and that could have contributed to that. On the question of Progeon, I will request Akshay to answer.

Akshay Bhargava: Progeon in last quarter reported revenues of 10.43 Crores, which is up almost 24% to 12.87 Crores, so there is a healthy growth in Progeon, and you are right, we have added one customer last quarter and we have added two new customers this quarter.

Male Participant: I am talking about year-on-year.

Akshay Bhargava: Sorry.

Male Participant: I am talking about sequential growth......

Akshay Bhargava: I am talking about sequential growth, fourth quarter last year, sorry, about last quarter to current quarter. 20 Crores is full year number, full year 2002-2003.

Male Participant: Nandan, I have a question on the global delivery model. Because I think in spite of Infosys' repeated assertion about the quality of the global delivery model

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and the fact that it is a premium player, there has been repeated concerns about so called commoditization of industry, I think I heard you on television this morning talking about the fact that there are execution details as well as the principles of the global delivery model, which make you separate and distinct, but much of the improvement that you have shown in the latest quarter is based on a time and tested formula of rationalization of cost in general administration and sales, and volume growth. So, perhaps it will be nice if you could explain to us and perhaps quantify what the delivery model means in terms of execution, because increasingly there is also the belief that software approaches has become standardized and you are talking about so many SCI-CMM companies, level 5 companies, coming out of India. So, there is need to demystify the global delivery model a bit more so that we could tell the world exactly what exact, what is the extra thing that Infosys has.

Nandan Nilekani: Actually there are a number of dimensions to your question. So, I will try to enumerate them. First of all I think, when you look at the benefits this time, we have got the benefit from three or four things. One has been improved utilization and the utilization excluding trainees has gone up from 82.1% to 83.9% that is a 1.8% improvement in utilization; the second thing has been, because we have been able to increase the offshore content, you know, from a billed man-months perspective on the services side, our onsite man-months has gone up only by 6%, but our offshore man-months has gone up by 14%, that's a pretty significant thing, which shows that we have used the Global Delivery Model effectively to transition more work offshore than the onsite growth. That's the second factor which has contributed to the margin. The third thing is that we have rationalized some of our onsite subcontractors, and we have got a gross saving of about 2.2. Million and a net saving of about half a million. These are some of the factors that have contributed to the gains. In fact, we have increased our salary cost. Our salary cost has gone up- the gross margin has gone up by 1.5%, and that is because we said , Whatever are the benefits we are getting from efficiency, productivity and all that, we will actually put back into the business, either in terms of increasing salaries, or in terms of solutions for the future. So, I think- I want you to understand that there's a certain strategy here which is being executed.

So coming to questions on the Global Delivery Model, I think there are two or three things- one is we have a business model which allows you to generate a 30% operating margin, even when the offshore rates may be 30, 40, 50% lower than onsite rates. Now, that's a very important point, that means there is value in the model which allows you to generate those kinds of operating margins even at lower prices. Now, that's a model. And that model is, in a sense, competing with another model, which is much higher cost, and (a), does not generate 30% operating margins, and (b), delivers it at a higher price. So, there's a Model benefit, and therefore anybody competing will have to- if they want to compete, they will have to transform their business to our model- which is different from saying, "I'll add some guys in Vikroli or Andheri or whatever".

So, I think there is a model benefit which is strategic, which we need to really understand, and actually, build a spreadsheet of the model, and look at the impact of some of these things, to get that fully. The second thing is the GDM itself. Now, we

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believe that GDM is not, as I said, just about hiring a bunch of guys here, it's about a process- a process which is not only at CMM Level 5, but is something that you continuously hone and improve and simplify over the years. Second, its based on a technology- there's underlying technological systems, for budgeting, for margins control, for client satisfaction, which again has a lot of investment. Third, it has to do with project management, which is about doing things on time, doing it in a predictable way, quantifying the benefits, quantifying the quality improvements, Fourth, its to do with how the client relationship is done, so there are a number of things, which are inherent in this model, which are related to process, technology, client relationships etc., and that is something which I think is the true value of the model, which has to be appreciated. So, I think the other thing is that we have been increasing over the last several years our revenue from more solution orientation. For example, last year if you look at our revenue from things like consulting and package implementation, and products, which are essentially business solution oriented activities,it has gone up from 17.7% on a year-to-year basis to 21%. So, as you can see slowly the revenue component coming from solution-oriented activities going up, which is the value part of it. So, there is a value part of it, which is going up, there is a model benefit, which is there, and that is the strategic landscape, which we have to understand. At the same time, remember that from a competitive perspective, the incumbents would obviously like to create an environment where either they say the model is easy to replicate or there raise risk about the model. I think that is part of the kind of the information that is put out and we have to essentially wait to that and focus on the superiority of the model and the benefits of our solutions approach and our GDM approach.

Male Participant: There is a very small supplementary to that because there is a increasing story this year is that since Bangalore in India is now completely accepted story, captives have become almost a given in many captive units being set up by global clients or even by consulting companies or IT service companies like you know EDS, so it has become an accepted norm. Isn't this indirectly eroding your own process advantage, which by Indian standards was very high, but could be by world-class management standards everything from project management to process management is higher in the globe?

Nandan Nilekani: Well, we can debate that, but I think it also about doing it in a global way, you know the advantage we have is that we can take any project across the world and disaggregate that into components and then deliver that from different parts of the world and put it back together in a seamless way and deliver the value, which really a lot of stuff in that. So I think, coming to your other part of the question, yes, there will always be some companies, which will choose to set up on their own. They will do that either because it is not in their DNA to outsource, they will do that because they feel that it is competitive information, they do not want to give out, they will do that because they believe that the skill development is, whatever, they will have reasons for that, and that is not a new trend. That trend began 15-18 years back when Oracle came here, Novell came here, Verifone came here, Motorola came here, IBM came here, it is not a new thing. So, I think you are going to see that. You are going to see some companies choosing to come on their own. You are going to see a lot of companies expanding in

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Bangalore or India wherever, and we have seen that in the recent announcement by
IBM, Oracle, SAP and so forth, but that is all part of the mix, there are also going to be a large number of companies out there in the market place who will want to work with third party oursourcer, so I think all those things will, I cannot say that there is a trend as if one is going down and the other is going up, it is really both are going their way, some companies will choose to do on their own, some companies would prefer to work with the partner.

Shibulal: From the global delivery model prospective, there are many challenges even in the client-facing arena. In a global delivery model the client relationship in a way is shared between these teams, you have teams onsite, client-facing managers onsite, you have delivery managers offshore, so the relationship itself is being shared by a set of people, that takes the enormous amount of maturity and very good level of confidence and the excellent team work between the onsite and offshore teams. This is an area, which we have perfected; this is not about execution I am talking about. Nandan talked about the execution aspect. I am talking about the relationship aspect itself. Even there you need to have the level of maturity and confidence, which is built over many years and that is what we have, and of course knowledge management do play a very important part in the execution as well as in the relation aspect of the business.

Lady Participant: Nandan has told us that you have recruited a record number of people last quarter. Can you tell us how many left the company last quarter; I mean what experience bandwidth they were?

Hema: We had an attrition of about 7.9% last quarter. We had about 400 odd people leaving the company, and typically we find that attrition is highest between one to two and two to three years' experience because once the person stays with us for about three years then you know our retention rates are extremely high, so the trend continues. It is really one to three years' experience profile. One of the major reasons for attrition has always traditionally been higher studies and this also falls in line with that.

Male Participant:......

Nandan Nilekani: As Srinath mentioned, we have announced that we will have a development center, in fact Srinath was part of the deligation that went to China and Shanghai with the Prime Minister, and we are in the process of setting it up and you know you can say that the actions are already afoot.

Male Participant: Nandan, in the first quarter you said there was a pricing decline of 1.9% and you said the pricing environment continues to remain challenging. Could you quantify to what extent there might a decline in the current quarter in pricing?

Nandan Nilekani: When we announced the results on April 10, we had assumed pricing decline of 1% a quarter for each quarter, which on a cumulative basis comes to about 5%. In reality in Q1, our pricing decline on the onsite has been 0.9% and on offshore has been 0.4%, so both of them have been less than the 1% we had assumed. However, because

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the onsite-offshore mix has change by about 1.9%, the blended rate has come down by 2.5%. So, our original model of 1% pricing decline per quarter, that assumption is still valid for the balanced three quarters.

Lady Participant: Nandan, you have talked about, you know, the global delivery model, do you see pressures coming from rise in selling and marketing cost, because they have been going up for the company as well.

Nandan Nilekani: Certainly I think we do have to invest more in sales and marketing and I will ask Mohan to give you the figures on a sequential basis, but let me just add that there is also I think a lot of things that we have to do in terms of solutions and other things, which are not really so much cost oriented as thinking oriented in terms of what is required for customers. So, I think that we have taken a view that our sales and marketing cost are not going to rise as a percentage of revenue and in fact over time as the revenue grows, we think as a percentage of revenue it is going to be flat.

Lady Participant:.......

Mohandas Pai: No, sequentially it is 7.4% on Indian GAAP as against 6.8% the previous quarter. G&A has come down from 7.9% to 7.5%. So, if you look at sales and marketing, look at general and administration, G&A has come down, S&M has gone up, overall, I think it has gone up by 0.2% partly due to the settlement with Phaneesh Murthy and partly due to some increased expenditure in certain areas like an allocation for dues more than 180 days.

Male Participant: Somewhat related I want to ask about the provisioning for Cidra Corporation and Stratify. I think you had made a write off in the case of on scan and all, is this very similar or is it more like a safety net than a you think what is the nature of this provisioning, perhaps a bit more details on that would be helpful.

Kris Gopalakrishnan: Periodically, we look at you know the status of the investments and then we have to make the provisions, so it is similar in nature.

Male Participant: Is it a total write off, what was the total......

Mohandas Pai: We had invested $500,000 in Purple Yogi, it became Stratify. We have provided about $400,000 odd, the reason is that there is a re-capitalization and there is an offer to purchase out our share at that value, and we think it is better to exit. As far as Cidra Corporation is concerned, we have provided one million dollars for Cidra because Cidra recently came up with an offer that they will look at buying back a part of the stock at a particular value and if you take that value we are down by about a million dollars, we though it is fit to provide for that.

Male Participant:.......

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Mohandas Pai: We have not exited both, Stratify we are going exit, because there is an offer for purchase. As far Cidra is concerned at this point of time, is a provision.

Male Participant:........

Mohandas Pai: We had an investment of about $3 million, now the book value has come down to $2 million.

Male Participant: Mohan, if you could explain, on TV you were talking about how the rupee appreciation is going to cost Infosys something of 97 Crores odd. Could you just explain what really is the impact of the rupee appreciation?

Mohandas Pai: Well, let me give you some data on the rupee. Fourth quarter average rate was 47.67, first quarter average rate is 46.95, so we had a decline of 1.5% that translated into decline in the gross margin of 0.6%. At the period and rate because period and rate is important for purpose of translation, we had
47.53 in the fourth quarter and end of first quarter it was 46.4. So, there was a decline of 2.4%. Because we had sold forward, we had a gain on forward contracts of 1.88% of revenue, but we had a translation negative impact of 1.16% of revenue, but the balance of approximately 0.7% revenue went to the bottom line and this was used to provide for Cidra and for Stratify. So, going forward the rupee rate has appreciated to 46.22 today, I think 46.2 today, and we have applied 46.4 for the next three quarters. If you take the rate at which we started off beginning of this year, 47.53, the decline in revenues was something like about Rs. 96.5 Crores, about Rs. 100 Crores like Nandan said. So, if the rupee had remained steady at the same prices first of April, our revenue guidance would have been up by about 100 Crores. So, this is a very, very big impact. If you look at our guidance for Indian GAAP, the guidance has not been up, but if you look at our guidance for US GAAP, it has been up by about I think $16-$20 million.

Male Participant: Basically the rupee conversion we took during April 1st and if you take about at the end of the year for the full year, do you think..., as of now it is costing Infosys about 100 Crores loss in revenue.

Mohandas Pai: 100 Crores of revenue, but we have taken some steps to hedge ourselves, we have sold forward for this year, this quarter, and for next quarter too. So our average forward sale this quarter is 46.92 and the next quarter is about Rs. 47. But the key issue is what is the value of the rupee as of the end of the quarter. Because the quarter end rate is taken for translation purposes and that could lead to complication. If it comes down dramatically for may be a couple of days, then there will be a hitch.

Male Participant: And also question on operating margins. How does it look like, I mean, analysts were expecting Infosys to really come out with lower margins and you are talking about higher margins because you have increased your EPS forecast. What is the picture for the full year?

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Mohandas Pai: I don't think we are talking about higher margins; we are talking about steadier margins.

Male Participant: But what is the rate now.....

Mohandas Pai: Well, we had done an operating margin EBIDTA of 32.2% for quarter one. We had anticipated a greater decline and I think we arrested the ship for the first quarter. We have to see for second and third quarter. Because obviously if there is any decline that will come because of rate decreases or because of the rupee becoming stronger than anticipated. But for the time being, I think, if you look at our forecast, we are at around 30%+ for the whole year.

Male Participant: You are talking about, I am asking you in terms of full year, what sort of operating margins are you looking at?

Mohandas Pai: I mean, you know, 30-31% is around that. I mean I can't give you an exact number because you don't know. If we knew that....

Male Participant:.......

Mohandas Pai: The angle of the decline has become slightly more steady.

Male Participant: But sequentially how much has the........ from the price decline from 5.1-1.9......

Mohandas Pai: I am sorry, 5.1 was the decline in the onsite and offshore rates for the previous quarter, I understand, but we said that it happened because of certain reasons and the reasons may not reoccur. It cannot be 5% every quarter. So this quarter onsite has come down by 0.9 like Nandan said and offshore by 0.4, well within the range of 1%.

Male Participant:........

Mohandas Pai: Oh, 77.3% for the quarter as compared to 77.8% for the quarter ending 2003. That means 77.3% is for this quarter, 77.8% for the previous quarter, sequentially.

Male Participant:..........

Mohandas Pai: Yeah, the third line said utilization excluding trainees is 83.9% for the quarter, that is the current quarter, as compared to 82.1% for the previous quarter, the March quarter, and 80.2% for quarter, that is 2003. Yes.

Male Participant:.........

Male Participant: I have a question here. Have there been any minor changes in assumptions that is reflected in the minor changes in the guidance that you have given. Does it mean that the business there is going to be an up swing in the business or is it going to be the increase in EPS going to be as a result of say cutting down costs, what exactly is happening?

Mohandas Pai: I think it is a great question because I think you should understand why the EPS has gone up. We said it would be 161 to 163. The impact of the rupee coming down from 47.53 to about 46.4 is had a negative impact for the entire year of Rs. 3.4 per share. So, adjusted in the tax for the year, from 5.3% that we said on April 10th to about..., is coming to 4.8% now, that has a positive impact of Rs. 3. And then, the balance of Rs. 8.60 is because of scale benefits on enhanced revenues. When you talk about enhanced revenue, it is greater volumes that we see, enhanced revenue as per US GAAP, because obviously in the translation, I mean, in the conversion, you lose out on some of the revenue. So, based upon the US GAAP numbers going up, we think that we will not have to spend on SG&A for the incremental revenues and that would flow to the bottom line and that is giving us about Rs. 8.6 a share.

Male Participant: Nandan, you are sitting on a cash chest of $381 million. Precisely at what point does the strategic asset become a surplus in a year of tax-free dividends that could be a question the shareholders might want to ask?

Nandan Nilekani: At this point, we believe it is a strategic asset.

Male Participant: I have one question for Basab. Last two quarters back you were talking about how the long-term outsourcing deals which Infosys is chasing and you expect to conclude. Can you give some update on that, what is happening? Are these deals not happening in the first place or is Infosys not able to get those deals. I mean, some update on that.

Basab: The deals are there. They are coming at us in ones and twos. So, the pipeline is getting fatter, but nothing is coming out at the end of the pipeline, because companies are exercising caution. Deals of this size have not been done with in an offshore outsourcing model and they want to be absolutely certain that they can actually pull this off because there is a lot of doing that needs to happen at the client end as well. And some of these deals have actually not fructified at all.

Male Participant: What could be the reason for the decline in capital expenses........

Kris Gopalakrishnan: See capital requirements depends on, you know, the physical infrastructure needed, you know, sometimes we build ahead of time, so on a quarterly basis, you know, it will keep on varying. As I said, this thing, you know, we still have commitments on adding space for another 4000 people. On the client acquisitions, we believe we have still good client acquisition of 22 is a good number.

Lady presenter: Are there any more questions? No I think we are done. Thank you all and please join us for lunch outside. Thank you.